# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GE HEALTHCARE TECHNOLOGIES INC., CIK 0001932393
CUSIP: 36266G107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 W. Monroe Street, Chicago, Illinois (IL), 60661
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-26-050671
Filed by CIK 0000200217

## Reporting persons
- Dodge & Cox: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 29,686,614; shared voting power 0; sole dispositive power 31,312,064; shared dispositive power 0; aggregate amount beneficially owned 31,312,064 (6.9% of the class)

## Item 1. Issuer
Name of issuer: GE HEALTHCARE TECHNOLOGIES INC.
Address of issuer's principal executive offices: 500 W. Monroe Street, Chicago, IL 60661

## Item 2. Person Filing
Name of person filing: Dodge & Cox
Address of principal business office or, if none, residence: 555 California Street 40th Floor, San Francisco, CA 94104
Citizenship: California, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 31,312,064
Percent of class: 6.9
Sole power to vote or to direct the vote: 29,686,614
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 31,312,064
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The clients of Dodge & Cox, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, GE HEALTHCARE TECHNOLOGIES INC.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dodge & Cox: /S/ Katherine M. Primas, Chief Compliance Officer (05/14/2026)